Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Inter Platform, Inc. CIK No. 0001864163 Subject Company: Banco Inter S.A. Date: November 17, 2021
Registration Statement File Number: 333-260701

BANCO INTER S.A.

CNPJ/ME no 00.416.968/0001-01

NIRE 31.300.010-864

(Authorized Capital Publicly Held Company)

NOTICE TO THE MARKET

UPDATE ON CORPORATE REORGANIZATION PROPOSAL

BANCO INTER S.A. (B3: BIDI3, BIDI4 and BIDI11) (“Inter”), in continuity to the material facts disclosed on May 24th, October 7th and November 2nd 2021 (the last one: "FR 02/11/2021"), informs its shareholders and and the market in general that, on this date, Inter Holding Financeira S.A. (“HoldFin”), Inter, Inter Platform Inc. (“Inter Platform”) Banco Bradesco BBI S.A. (“Bradesco BBI”), Banco BTG Pactual S.A. (“BTG”) and Banco Itaú BBA S.A. (“Itaú BBA”) entered into a binding commitment, formalizing the commitment to make available resources to pay for the Cash-Out Option payment (as defined below) ("Cash-Out-Financing") in Inter's corporate reorganization with the purpose of migrating its shareholding base to Inter Platform, Inc. a company organized in accordance with the laws of the Cayman Islands (“Inter Platform”), with shares listed in Nasdaq, Inc. (“Nasdaq”), a stock exchange in the United States (“Corporate Reorganization”). The Cash-Out Financing, which terms were within the limits provided in The Merger of Shares Protocol of Banco Inter S.A. by Inter Holding Financeira S.A. (“The Merger of Shares Protocol”), will be structured as a public offering with restricted efforts on a firm commitment basis pursuant to Comissão de Valores Mobiliários Instruction No. 476 (Credit Limit).

Additionally, due to the proximity of the Company Extraordinary General Meeting to deliberate on the merger of all Inter shares into Inter Holding Financeira S.A., convened to November 25, 2021, at 10 a.m. (Brasília time), exclusively digital ("Reorganization EGM" and "Merger of Shares"), Inter reiterate the main aspects of its Corporate Reorganization and invites its shareholders to participate and vote on Reorganization EGM.

See item "Manual and Management Proposal of the EGM of 11/25/2021" (below) for more information.

Corporate Reorganization main benefits

The Corporate Reorganization is strategic for Inter and its shareholders, since it will allow:

•	Strengthening our position as a global technology company in the financial sector, increasing our competitiveness against other digital banking companies and e-commerce platforms,

•	Allowing access to new markets and opportunities to accelerate our internationalization plan, permitting the future increase and diversification of customers, services and products,

•	Allowing easier access to global capital markets through a more efficient capital structure, increasing our funding and growth capabilities in all of our business units,

•	Potential diversification of our investors, increasing the liquidity of our securities and making us a more attractive investment,

•	Allowing access to potential international opportunities in connection with the mergers and acquisitions or acquisitions of strategic assets.

Inter Platform's capital structure

The Inter Platform capital structure will have two classes of shares, whose economic rights will be the same:

•	Class A Shares, which will grant the right to one (1) vote per share and will be admitted to trading on a stock exchange in the United States of America (“Class A Shares”); and

•	Class B Shares, which will grant ten (10) votes per share, will be exclusively held by Inter’s controlling shareholder and will not be listed on a stock exchange or on any other organized market (“Class B Shares”).

Because Banco Inter is subject to regulation from the Central Bank of Brazil, which requires any financial institution to have a defined controlling shareholder, the increase in the voting power of our controlling shareholder, through the Class B Shares, which have 10 votes per share, will allow us to raise capital in future equity offerings without affecting our control structure. This will unlock a series of strategic benefits, as mentioned above, which should more than compensate the dilution of voting power of other shareholders. Thus, the Proposed Transaction: (i) does not result in a change of control; and (ii) ensures no dilution of economic rights to other shareholders upon conclusion of the Proposed Transaction.

Corporate Structure

The chart below describes the corporate structure of Inter and Inter Platform before the Corporate Reorganization.

The Proposed Transaction will consist of the two steps below, interdependent and linked to each other:

•	Merger of Shares: resulting in the issuance, in favor of Inter's shareholders who hold two classes of preferred shares mandatorily redeemable from the issuance of HoldFin, noted that: (i) one class will be delivered to shareholders who opt for the BDRs Option (as defined below) and another class will be delivered to shareholders who opt for the Cash-Out Option (as defined below) ("Redeemable preferred shares"); (ii) for every three (3) common and/or preferred shares issued by Inter, 1 (one) Redeemable preferred shares of HoldFin issue will be delivered 1 (one) Redeemable preferred shares of HoldFin;

•	Redemption of all Redeemable preferred shares upon delivery to Inter Shareholders, alternatively and at the sole discretion of each Inter Shareholder: (i) securities deposit certificates - BDRs Level I backed by Class A Shares issued by Inter Platform ("BDRs" and "BDRs Option"), and BDRs may be dismantled thereafter if the holder so decides, so that the holder receives Class A Shares directly, or (ii) of the amount of R$45.84 (forty-five reais and eighty-four cents) per Redeemable preferred shares, corresponding to 3 (three) times the economic value per preferred and/or ordinary share of Inter ("Cash-out Option").

Therefore, once the Corporate Reorganization has been approved, Inter's shareholders will be able to choose between the Cash-out Option and the BDRs Option, as indicated below:

The completion of the Corporate Reorganization is subject to the Conditions to the Completion disclosed on FR 02/11/21, between them, the approval by Inter shareholders of the items in the agenda of the Reorganization EGM.

How to Participate in the Reorganization EGM

Through the links below, Inter shareholders can access the documents about the Corporate Reorganization, register on the platform to participate in the Reorganization EGM and clarify doubts about the Corporate Reorganization:

Reorganization EGM documents:

•	Manual and Management Proposal of the EGM of 11/25/2021 to deliberate on the reorganization

•	Click here to participate in the Reorganization EGM

•	Call Notice of the EGM of 11/25/2021

•	FAQ

Other documents:

•	First Material Fact, clarifying about studies for the reorganization

•	Second Material Fact, clarifying more details and announcing advisors of the operation

•	Third Material Fact, announcing SEC public filing and convening EGM

•	Roadshow Presentation

Additional Information and Documents

Inter will keep its shareholders and the market informed about the Corporate Reorganization as provided by the applicable regulation. Additional information can be obtained from Inter’s Investor Relation Department by e-mail (ri@bancointer.com.br), at Av. Barbacena, No. 1,219, Belo Horizonte-MG or at Inter’s website (http://ri.bancointer.com.br).

Disclaimer: Absence of Offer or Request

This Notice to the Market is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Notice to the Market (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

The registration statement on form F-4 and prospectus, as well as other filings containing information on Inter Platform and the Corporate Reorganization are available free of charge on SEC’s website (www.sec.gov).

Belo Horizonte, November 17th, 2021

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter Platform. In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as well as other filings containing information on the Inter Platform and the Corporate Reorganization are available free of charge on SEC’s website (www.sec.gov)